Mate Maker Beverages Inc.

ANNUAL REPORT

1733 National AVE #B
San Diego, CA 92113
(310) 406-9018
https://matemakerco.com/

This Annual Report is dated April 21, 2026.

BUSINESS

Overview

Mate Maker Beverages LLC ("Mate Maker" or the "Company") is a premium hard kombucha brand with a mission to craft delicious, organic, and sustainable beverages. Focused on creating drinks that are better for both consumers and the planet, Mate Maker uses real, organic ingredients without artificial additives or preservatives. The Company has already secured placement in over 500 retail accounts across Southern California, including major outlets such as Whole Foods, BevMo, and Total Wine. With an expanding footprint, Mate Maker is positioning itself to redefine how people enjoy alcoholic beverages, offering a refreshing alternative in the ready-to-drink (RTD) market. The Company is led by a team with over 40 years of experience from major beverage brands like Diageo and Firestone Walker.

Corporate Structure

Our parent company, MATE MAKER PTY LTD, was founded in NEW SOUTH WALES, AUSTRALIA in 2021. The parent company MATE MAKER PTY LTD is a holding company formed for the business's initial preparations and to receive initial investments from its Australian-based investors to launch into the Australian market. Since establishing the USA entity we are now raising money to fund the growth of the USA operations only. There is no revenue being generated by the Australian entity, all business dealings and revenue are now collected by Mate Maker Beverages Inc.

The Company's Founder, CEO, and sole Board Director, Justin Medcraft, is the majority shareholder, executive officer, and one of the board directors of MATE MAKER PTY LTD.

The Company was initially organized on 12/28/2020 in Delaware as MATE MAKER BEVERAGES LLC and converted to a Delaware corporation on 11/13/2024 as Mate Maker Beverages Inc. The Company has been a wholly-owned subsidiary of MATE MAKER PTY LTD since its initial incorporation in 2020.

The Company's Intellectual Property ("IP")

Mate Maker Pty Ltd assigned the rights, title, and interest of the MATE MAKER US trademark, serial number 97915696, and filed with the USPTO on 08/16/2024, to the Company in exchange for $7,095.13. All IP has been transferred from the Australian entity to the USA entity and the AU entity is used as a holding company.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 21,207,314
Use of proceeds: Issuance of shares to parent entity post-corporate conversion
Date: November 13, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue
Revenue for the fiscal year 2025 was $284,661.89 compared to $375,331.42 from the start of fiscal year 2024 to the date of the financial review report. The decrease in revenue is due to the Company removing sales reps and focusing on southern California whole foods and key accounts.

Cost of Sales

Cost of Sales end of the fiscal year 2024 was $173,532.06 compared to $235,486.86 from the start of the fiscal year 2025 to the date of the financial review report. The decrease in the cost of sales is a result of lower production costs due to reduced operations and competitive sourcing of materials to meet growing customer demand.

Gross Margins
Gross margins for the end of the fiscal year 2024 were $201,799.36compared to $49,175.03 from the start of the fiscal year 2025 to the date of the financial review report. The reduction in gross margins reflects a decrease in sales whilst whole foods and key accounts (on premise) increased, broader market performance declined with no reps in market.

Expenses
Expenses for end of the fiscal year 2024 were $470,888.34 compared to $117,416.22 from the start of the fiscal year 2025 to the date of the financial review report. This decrease in expenses can be attributed to better cost management, reduction in staff, rightsizing production to limit SOH and removing marketing expenses. The decrease in expenses is primarily driven by headcount reduction as we decided to remove staff and focus on whole foods and key accounts with a focus on driving to profitability vs revenue top line. Headcount from 2024 was $292,930.13, and in 2025 it decreased to $20,144.20 as a result of removing all sales reps in market.

Historical results and cash flows:
The Company is currently in the start up growth phase. We are optimizing our cost base and focusing on getting the business to profitability while we continue raising capital to allow us to increase resource and drive top line revenue. Majority of cashflow is going into production of stock to ensure we are keeping up with increased sales velocity across on premise draft and whole foods off premise packaged business.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 49.52.

Debt

Creditor: Justin Medcraft
Outstanding balance: $11,868.00
Interest rate: 0%
Material terms: As of September 30, 2024, the Company had outstanding Short-term payable of $11,868 to its member, Justin Medcraft, representing advances made as payment for some short-term costs like payroll. The balance is a non-interest bearing loan and is payable on demand.

Creditor: Mate Maker Pty Ltd.
Outstanding balance: $14,417.00
Interest rate: 0%
Material terms: As of September 30, 2024, the Company had outstanding Loans Payable of $14,417 to its
Parent Company, Mate Maker Pty Ltd., representing funds transferred during the early stage of the Company.
The balance is a non-interest bearing loan and is payable on demand.

Creditor: Everest Business Holdings
Outstanding balance: $28,310.00
Interest rate: 0%
Material terms: The Company entered into a revenue-based financing arrangement on May 14, 2024, where it
received funding of $28,755. Repayment terms include payments of $340 each weekday, Monday to Friday, for
172 days. The total expected amount of the repayment is $40,800. The remaining balance as of September 30,
2024, is $28,310.

Creditor: Financing Arrangements
Outstanding balance: $21,867.00
Interest rate: 4%
Material terms: The Company entered into two receivables financing arrangements in June and September
2024, where it agreed to sell $10,000 and $25,000, respectively, of its future receivables in exchange for funds.
The interest rate for the financing arrangement is 4%. The remaining balances on the financing arrangements
are $9,450 and $21,867, as of September 30, 2024.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Justin Ronald Medcraft

 Justin Ronald Medcraft's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO, Principal Accounting Officer, Director & Founder
• Dates of Service: December 2020 — Present

• Responsibilities: CEO and Founder overseeing all functions from fundraising, marketing, sales strategy, wholesaler network, production, finance and compliance. Salary: 30,000-60,000 depending on the performance and goals obtained.

Other business experience in the past three years:

• Employer: Firestone Walker Brewing Co
Title: Brand Director- Firestone Walker
Dates of Service: June 2020 — July 2021
Responsibilities: Working directly with the CMO and leadership team tasked with leading product innovation, brand management and communications across a portfolio of beers under Firestone Walker.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Mate Maker Pty Ltd.
Amount and nature of Beneficial ownership: 21,207,314
Percent of class: 100%

RELATED PARTY TRANSACTIONS

Name of Person: Justin Medcraft
Relationship to Company: Sole Officer and Director
Nature / amount of interest in the transaction: As of September 30, 2024, the Company had outstanding Short-term Loans Payable of $11,868 to its member, Justin Medcraft, representing advances made as payment for some short-term costs like payroll.
Material Terms: The balance is a non-interest bearing loan and is payable on demand

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Name of Entity: Mate Maker Pty Ltd.,
Names of 20% owners: Justin Medcraft

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: As of September 30, 2024, the Company had outstanding Loans Payable of $14,417 to its Parent Company, Mate Maker Pty Ltd., representing funds transferred during the early stage of the Company.

Material Terms: The balance is a non-interest bearing loan and is payable on demand.

OUR SECURITIES

The Company has authorized Common Stock and Series CF 2024 - Convertible Promissory Notes.

Common Stock
• Authorized: 30,000,000
• Outstanding: 21,207,314
• Voting Rights: One vote per share
Series CF 2024 - Convertible Promissory Notes
• Amount Outstanding: $0.00
• Conversion Type: Common Stock
• Conversion Trigger: Qualified Financing Event
• Valuation Cap: $15,000,000.00
• Discount Rate: 10
• Interest Rate: 10
• Material Rights: Conversion; Repayment Premium Upon Sale of the Company.

(a)   In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at a conversion price equal to the lesser of (i) 90% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)   For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a convertible note holder of the company, you will have no voting rights. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited

number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Convertible Note in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may

not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Notes we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

If We Do Not Comply With The Specialized Regulations And Laws That Regulate The Alcoholic Beverage Industry, Our Business Could Be Materially Adversely Affected

The alcohol industry is regulated extensively by federal agencies, including without limitation the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), the Federal Communications Commission and the Food and Drug Administration. Every state has its own separate alcoholic beverage regulations and regulatory agencies, including without limitation the California Department of Alcoholic Beverage Control ("ABC"), the California Department of Food and Agriculture, the California Department of Tax and Fee Administration. Many local jurisdictions have separate rules and regulations governing the alcohol industry as well. Regulated areas include licensing, production, importation, exportation, distribution, retail, sale, product labeling and advertising, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, franchise laws, trade practices (including marketing methods, and interactions and relationships among the three tiers of the alcohol industry -- producers, wholesalers and retailers). We cannot assure you that we are or will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience to comply with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business. Licenses, tax permits, registrations and additional approvals issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, import, distribute, sell and ship alcohol. We have basic permits with TTB under the Federal Alcohol Administration Act, and we will have state importation permits with ABC, and various out-of-state permits with other states. These approvals and permits as well as our other registrations and approvals must remain in compliance with state and federal laws in order to keep our licenses in good standing. There is no guarantee the Company can maintain its current licenses, permits, registrations and other government approvals. There is no guarantee the Company will be able to obtain additional licenses, permits, registration and other government approvals to grow or adjust its business objectives. Failure of investors to disclose information to the Company can result in compliance failures. Generally, compliance failures of any sort can result in fines, license suspension, license revocation, and expulsion of owners or officers from the

Company by federal and state agencies. In some cases, compliance failures can also result in cease-and-desist orders, injunctive proceedings or other criminal or civil penalties by federal and state agencies. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected. The federal government and most states impose taxes on alcohol beverage production, distribution, shipping and/or sales in varying amounts which are frequently changing. Significant increases in such taxes on alcohol beverage products and delivery thereof could materially and adversely affect the financial condition or results of operations for the Company, and thereby affect the Company and/or its subsidiaries' operations.

Federal And State Laws Governing Ownership Interests In Alcoholic Beverage Licensees May Impact Your Ability To Invest In The Company.
Alcohol beverage licensees, their owners, officers, employees and agents are subject to state and federal trade practices and "tied-house" laws that restrict and/or prohibit certain ownership or financial interests, relationships and interactions among and between the three tiers of the alcoholic beverage industry – those tiers being the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules and exceptions to the rules regarding such investments are materially different among the federal government and each state. They are also subject to frequent change and varying degrees of enforcement and focus. Further, alcohol beverage licensees are subject to applicable state and federal laws restricting and/or prohibiting ownership and relationships with individuals with certain criminal histories, including without limitation, felonies, certain misdemeanor violations, and crimes of moral turpitude. We cannot make any assurances that investments in the company by investors are permissible by the federal government or state regulatory agencies if (a) an investor or qualifying family member has an impermissible criminal violation, or (ii) such investor or investor's qualifying family member holds direct or indirect interests in domestic or foreign alcoholic beverage licensees or, in some instances, is even just employed by or contracted as an agent with another licensee, or (c) such investor's investment results in any other trade practice or tied-house violation under state or federal law. No state alcohol regulatory agency or federal alcohol regulatory authority has reviewed, passed on or endorsed the merits, adequacy or accuracy of this Offering, or the conformity of its/their provisions under any law or act, including without limitation the California Alcohol Beverage Act or Federal Alcohol Administration Act. It is within the purview of the TTB, ABC and each state alcohol regulatory agency to investigate our compliance with federal and state trade practice and tied-house requirements regardless of such investors' amount

of investment in the Company. In connection therewith, the Investor is required to represent and warrant to the Company in connection with this offering that each investor is not disqualified under applicable laws from owning equity interests in the Company and that Investor will promptly provide the Company with all information and documentation necessary or desirable for the Company to make such determination. If an investor is disqualified at the time of investment, not truthful in its representation to the Company, or subsequently takes any actions or causes any omissions that result in a disqualifying event, the investor's shares may be subject to redemption.

Compliance with Alcohol Beverage Laws and Potential Ownership Restrictions Including Redemption

Investors should be aware that the Company operates in a highly regulated environment, particularly concerning federal, state, and local alcohol beverage laws, including Tied-House laws. These laws govern the relationships between alcohol manufacturers, wholesalers, and retailers to prevent undue influence and ensure fair competition. If the Company determines, in its sole discretion and upon the advice of counsel, that an investor's continued ownership of stock, or failure to provide requested information to verify compliance with these laws, jeopardize the Company's current or prospective alcoholic beverage licenses, privileges, or its overall compliance with applicable laws, the Company reserves the right to redeem some or all of the investor's shares or require the investor to withdraw from the Company. If an investor's ownership creates a violation or risk of violating Tied-House laws—such as through prohibited ownership in another tier, undue influence, or regulatory changes— the investor may be required to sell or transfer their ownership interest. This transfer must occur within a set period and at fair market value, subject to the Company's right of first refusal and approval of any third-party transfer. These actions are essential to ensure the Company's continued compliance and protect its licenses and operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Mate Maker Beverages Inc.

By /s/ *Justin Medcraft*

Title: CEO and director

By /s/ *Justin Medcraft*

Name: Justin Medcraft
Title: CEO and director

By /s/ *Justin Medcraft*

Name: Justin Medcraft
Title: Director

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet Comparison
Mate Maker beverages LLC
As of December 31, 2025

Distribution account	
	As of December 31, 2025
Assets	
Current Assets	
Bank Accounts	
100 Business Adv Fundamentals - 8441	49.52
Total for Bank Accounts	**$49.52**
Accounts Receivable	
110 Accounts Receivable (A/R)	-4,511.70
Total for Accounts Receivable	**-$4,511.70**
Other Current Assets	
120 Payments to deposit	48,821.16
130 Inventory Asset	161,583.14
140 Raw Materials	
142 Liquid/Raw Ingredients	1,234.50
Total for 140 Raw Materials	**$1,234.50**
161 Prepaid Expenses	0.00
162 Factor Fee Escrow Receivable	1,255.61
163 Factor Cash Reserve Escrow Receivable	10,202.04
164 Factoring Clearing Account	47,700.40
165 Factoring Receivable	0.00
Total for Other Current Assets	**$270,796.85**
Total for Current Assets	**$266,334.67**
Fixed Assets	
Other Assets	
Total for Assets	**$266,334.67**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
200 Accounts Payable (A/P)	57,323.00
Total for Accounts Payable	**$57,323.00**
Credit Cards	
Other Current Liabilities	
220 Payroll Liabilities	35,191.42
224 Federal Unemployment (940)	-42.00
Total for 220 Payroll Liabilities	**$35,149.42**
230 Wages Payable	0.00
242 Everest Loan	0.00

243 Fundr Loan	0.00
244 Directors Loan - JM	14,969.12
245 Loan - Mate Maker Beverages Pty Ltd (Australia)	14,417.62
246 Other Short Term Loan	-3,080.00
250 Miscellaneous Current Liabilities	
250.1 ACCRU Accounting Fees Payable	-823.35
250.4 Travel Reimbursement Payable (Tom)	-5,000.00
250.5 Loan Payable (Tom)	5,712.00
250.6 Founders' Loan Payable (Justin)	-2,828.00
250.7 Danny Robson loan	35,000.00
250.8 Chris Chee loan	25,000.00
Total for 250 Miscellaneous Current Liabilities	**$57,060.65**
Total for Other Current Liabilities	**$118,516.81**
Total for Current Liabilities	**$175,839.81**
Long-term Liabilities	
Total for Liabilities	**$175,839.81**
Equity	
399 Retained Earnings	-561,633.70
Net Income	-72,439.19
310 Share Capital	724,567.75
Total for Equity	**$90,494.86**
Total for Liabilities and Equity	**$266,334.67**

	Total As of December 31, 2024 (PY)
	-21.63
	-$21.63
	439.20
	$439.20
	48,821.16
	161,583.14
	0.00
	$210,404.30
	$210,821.87
	$210,821.87
	25,824.50
	$25,824.50
	35,191.42
	$35,191.42
	824.10
	22,120.00

	887.80
	14,834.63
	14,417.62

	$88,275.57
	$114,100.07

	$114,100.07

	-275,556.72
	-286,076.98
	658,355.50
	$96,721.80
	$210,821.87

Profit and Loss
Mate Maker beverages LLC
January-December, 2025

Distribution account	Total	
	Jan 1 - Dec 31 2025	Jan 1 - Dec 31 2024 (PY)
Income		
400 Sales Revenue	284,661.89	391,833.40
410 Keg Deposits		4,373.66
420 Service Fees		-20,875.64
Total for Income	**$284,661.89**	**$375,331.42**
Cost of Goods Sold		
500 Cost of Goods Sold	151,321.72	152,251.82
505 Dry Goods/Packaging Cost	54,153.41	8,250.00
525 Liquid Ingredients/Raw Goods	28,229.93	9,073.75
530 Storage Fees	1,781.80	
520 Freight/Logistics (Production to Warehouse)		3,956.49
545 Tolling Fee		0.00
Total for Cost of Goods Sold	**$235,486.86**	**$173,532.06**
Gross Profit	**$49,175.03**	**$201,799.36**
Expenses		
600 Selling Costs		
605 Samples	117.00	18,128.74
606 Visibility Items (Events + trade)	495.00	1,400.37
607 Tap Handles	4,557.40	5,688.25
608 Keg Freight	5,725.00	
601 Freight (Warehouse to Customer)		69.68
602 Merchandise Expenses		5,934.00
604 POS		2,034.08
Total for 600 Selling Costs	**$10,894.40**	**$33,255.12**
620 Personnel		
621 Brewers' Service Fee	2,415.00	11,128.35
622 Contractor	14,960.10	30,168.27
624 Payroll Service Fees	-277.80	1,514.15
625 Wages - Founders	1,808.00	38,051.34
626 Wages - Sales team	1,175.90	165,279.44
629 Payroll Taxes	63.00	14,291.58
628 Bonus		8,900.00
630 Employee Benefits		
631 Allowances		9,950.00
632 Health Stipend		11,700.00
633 Worker's Compensation Insurance		1,947.00
Total for 630 Employee Benefits		**$23,597.00**

Total for 620 Personnel	**$20,144.20**	**$292,930.13**
640 Advertising & marketing		60.37
641 Content Development	2,739.30	11,773.15
642 Digital Expenses	6,178.24	8,772.55
643 Graphic/Creative Design	6,400.00	15,172.05
645 PR Expenses	8,000.00	15,298.00
647 Sponsorship Fees	2,000.00	5,000.00
Total for 640 Advertising & marketing	**$25,317.54**	**$56,076.12**
650 Travel		
651 Founders Travel and Entertainment	9,430.04	16,722.60
652 Hotels	712.00	
Sales Team Travel and Entertainment		5,971.70
Total for 650 Travel	**$10,142.04**	**$22,694.30**
670 G&A Expenses		
671 Bank Fees & Service Charges	1,443.15	1,963.91
673 Consulting & Accounting	25,496.00	5,835.40
675 Corporate Tax Expense	2,545.50	
676 Donation	1,000.00	
677 Entertainment	101.73	2,462.22
678 General Expenses	66.27	
680 Legal Expenses	4,810.75	22,563.28
681 Meals	201.22	76.56
Meals with clients		192.70
Total for 681 Meals	**$201.22**	**$269.26**
682 Licenses & Fees	1,048.50	3,900.00
683 Memberships & Subscriptions	847.26	366.87
684 Motor Vehicle Expenses	547.24	2,641.47
686 Office Expenses	693.12	6,642.31
687 Postage & Delivery	242.68	563.99
691 Software & Apps	95.96	1,832.94
694 Factor Fee	11,778.66	
679 Insurance		325.00
688 Professional Fees		5,168.79
689 Rent		400.00
692 Telephone & Internet		1,123.72
Total for 670 G&A Expenses	**$50,918.04**	**$56,059.16**
Reimbursements		9,873.51
Total for Expenses	**$117,416.22**	**$470,888.34**
Net Operating Income	**-$68,241.19**	**-$269,088.98**
Other Income		
810 Contra Asset/Write-Off	5,000.00	
800 Other income		57.00
Total for Other Income	**$5,000.00**	**$57.00**

Other Expenses

920 Miscellaneous Expense	9,198.00	
900 Interest Expense		17,045.00
Total for Other Expenses	**$9,198.00**	**$17,045.00**
Net Other Income	**-$4,198.00**	**-$16,988.00**
Net Income	**-$72,439.19**	**-$286,076.98**

Statement of Cash Flows

Mate Maker beverages LLC
January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-72,439.19
Adjustments to reconcile Net Income to Net Cash provided by operations:	
110 Accounts Receivable (A/R)	4,950.90
142 Raw Materials:Liquid/Raw Ingredients	-1,234.50
162 Factor Fee Escrow Receivable	-1,255.61
163 Factor Cash Reserve Escrow Receivable	-10,202.04
164 Factoring Clearing Account	-47,700.40
165 Factoring Receivable	0.00
200 Accounts Payable (A/P)	31,498.50
224 Payroll Liabilities:Federal Unemployment (940)	-42.00
230 Wages Payable	-824.10
242 Everest Loan	-22,120.00
243 Fundr Loan	-887.80
244 Directors Loan - JM	134.49
246 Other Short Term Loan	-3,080.00
250.1 Miscellaneous Current Liabilities:ACCRU Accounting Fees Payable	-823.35
250.4 Miscellaneous Current Liabilities:Travel Reimbursement Payable (Tom)	-5,000.00
250.5 Miscellaneous Current Liabilities:Loan Payable (Tom)	5,712.00
250.6 Miscellaneous Current Liabilities:Founders' Loan Payable (Justin)	-2,828.00
250.7 Miscellaneous Current Liabilities:Danny Robson loan	35,000.00
250.8 Miscellaneous Current Liabilities:Chris Chee loan	25,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$6,298.09**
Net cash provided by operating activities	**-$66,141.10**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
310 Share Capital	66,212.25
Net cash provided by financing activities	**$66,212.25**
NET CASH INCREASE FOR PERIOD	**$71.15**
Cash at beginning of period	**$48,799.53**
CASH AT END OF PERIOD	**$48,870.68**

I, Justin Medcraft (Print Name), the CEO and Founder (Principal Executive Officers) of Mate Maker beverages inc. Company Name), hereby certify that the financial statements of Mate Maker co (Company Name) and notes thereto for the periods ending 12/31/2025 (first Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Mate Maker beverages inc has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/20/2026 (Date of Execution).

_____ (Signature)

CEO founder (Title)

04/20/2026 (Date)